Exhibit 99.1

Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com	FOR IMMIDIATE RELEASE

RADWARE REPORTS RESULTS OF 2020 ANNUAL GENERAL MEETING

TEL AVIV, ISRAEL, NOV. 12, 2020 – Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced the results of its Annual General Meeting of Shareholders held November 10, 2020. The Company presented six proposals for the shareholders to vote on at the meeting. All six proposals voted on at the Annual General Meeting were adopted by the requisite shareholder vote.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

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